

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2023

Houqi Zhang
Chief Executive Officer
Autozi Internet Technology (Global) Ltd.
Block A, Building No. 16
Yonyou Software Park, No. 68 Beiqing Road
Haidian District, Beijing, China

> **Re: Autozi Internet Technology (Global) Ltd.
> Amendment No. 3 to Draft Registration Statement on Form F-1
> Submitted June 2, 2023
> CIK No. 0001959726**

Dear Houqi Zhang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted June 2, 2023

Business
Our Automotive Service Ecosystem
New Car Sales
Parallel Import Car Sales, page 136

1.   Please expand the disclosure you provided in response to comment 12 to further explain your inventory risk. (i.e. timing of control transfer, terms of customer cancellations, and the percentage of deposit retained by you in the event of a customer cancellation) consistent with your revenue recognition accounting policy disclosure.

Principal Shareholders, page 186

2. We note your response to comment 5. Your statement that Fude Jinrong (Shenzhen) Holding Ltd. owns 20% of Funde Sino and is the largest shareholder of Funde Sino suggests that Fude Jinrong (Shenzhen) Holding Ltd. does not have investment and/or voting control over Funde Sino. Please revise to identify the natural persons or public company with investment and/or voting control over JiuZhou JY Investment Limited.

You may contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Yang Ge, Esq.